333 South Wabash Avenue, Chicago, Illinois, 60604

July 24, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 21, 2013 File No. 001-05823
VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated July 12, 2013 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff's comment has been repeated herein and is followed by our response. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”

Notes to Consolidated Financial Statements
Note I. Reinsurance, page 105
1. On pages 106 and 107 you disclose significant amounts of direct and ceded earned premiums and insurance claims and policyholders' benefits related to “a significant captive program.” Please tell us:

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The nature and the business purpose of transactions with captives. Explain how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•
The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

CNA Response

The disclosures regarding a significant captive program on pages 106 and 107 of our 2012 Annual Report on Form 10-K relate to inland marine coverage for loss, theft and physical damage and warranty coverage for mechanical failure of wireless phones. This business is 100% reinsured to third-party captive insurance companies owned by wireless phone providers.

The direct and ceded premiums and losses related to the program are the amounts disclosed on pages 106 and 107 as referenced in the Staff's comment. Our insurance subsidiaries receive a ceding commission which represents the net effect of this program in our consolidated financial statements. The wireless phone provider captive insurance companies provide collateral to secure amounts recoverable as required under the reinsurance agreements. Receivable and payable balances between the parties are settled monthly.

Beyond the major captive program referenced in our disclosures, our insurance subsidiaries write other property and casualty business that is 100% ceded to third-party captive insurance companies owned by or related to the policyholder. We provide insurance coverage in excess of the limits insured by the captives for many of these policyholders.

As with all strategies we employ, we consider the risks and uncertainties associated with these third-party captive programs. We do not believe the risks and uncertainties associated with these programs present material, specific risks and uncertainties that are not otherwise described in the Risk Factors discussion in our Annual Report.

We confirm to the Staff that we do not have any material transactions with owned-captives that are dependent on parental guarantees, involve promises securing obligations, or other intercompany commitments outside of the subsidiary's funded capital as highlighted in the recent report issued by the New York Department of Financial Services.

* * * * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and
Chief Financial Officer

cc:	Mark Brunhofer, Division of Corporation Finance Senior Staff Accountant

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